SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, DC 20549

                                   FORM 6-K

                       REPORT OF FOREIGN PRIVATE ISSUER

                     PURSUANT TO RULE 13a-16 OR 15d-16 OF

                      THE SECURITIES EXCHANGE ACT OF 1934

                        For the month of February, 2005



                               CP SHIPS LIMITED

   ------------------------------------------------------------------------

                (Translation of Registrant's Name Into English)

 2 City Place, Beehive Ring Road, Gatwick, West Sussex, RH6 0PA, United Kingdom

   ------------------------------------------------------------------------

                   (Address of Principal Executive Offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

     Form 20-F                      Form 40-F   X
              ----                              -

     Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

     Yes            No     X
        ------             -

     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________.

     This report furnished on Form 6-K shall be incorporated by reference into each of the following Registration Statements under the Securities Act of 1933 of the registrant:

                            Form S-8 No. 333-13954

                               Page 1 of 4 Pages

                       Exhibits Index appears on Page 3

                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            CP SHIPS LIMITED
                                            ----------------
                                            (Registrant)

Date:  25 February 2005
                                            By:  /s/ JOHN M. BAKER
                                                 ------------------------------
                                                  Name:   John M. Baker
                                                  Title:  Secretary



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

                                Exhibits Index

The following is a list of Exhibits included as part of this Report on Form
6-K.

Description of Exhibit                                                    Page
----------------------                                                    ----

     10.1   CP Ships Notice of Meetings, dated 22 February 2005           4



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

                                                                 Exhibit 10.1

22nd February 2005

Alberta Securities Commission
British Columbia Securities Commission
Department of Justice, Prince Edward Island
Manitoba Securities Commission
Nova Scotia Securities Commission
Ontario Securities Commission
Province of New Brunswick, Office of the Administrator
Quebec Securities Commission
Saskatchewan Securities Commission
Securities Commission of Newfoundland and Labrador
Government of the Northwest Territories
Government of Yukon
Nunavut Legal Registries

Dear Sirs

Re:  CP Ships Limited - Amended Notice of Meeting

This is to advise you of the following dates in connection with the Annual Meeting of Shareholders of CP Ships Limited:

     Date of Meeting:             10th May 2005
     Record Date:                 22nd March 2005
     Material Mail Date:          31st March 2005

     Applicable Securities:       Common Shares
     CUSIP Number:                22409V 10 2

Yours truly,



John Baker
Senior Vice President, General Counsel and Secretary

Cc:  Ian Torrens
     Liz Canna
     Pina Pacifico



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